GALAXY STRATEGY & COMMUNICATIONS INC.

Unit 202, 2/F Malaysia Building

50 Gloucester Road, Wanchai, Hong Kong

December 21, 2012

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Galaxy Strategy & Communications Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed May 4, 2012
File No. 000-53973

Dear Mr. Gilmore:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 10, 2012 (the “Comment Letter”), addressed to Mr. Qiang Wu, Chief Executive Officer of Galaxy Strategy & Communications Inc. (the “Company”). The Staff issued the Comment Letter in connection with the Company’s filing on May 4, 2012 of Form 20-F for the fiscal year ended December 31, 2011 (“Form 20-F”). In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to the comment.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 8. Financial Information

Report of Independent Registered Public Accounting Firm, page 1

1.	We note that the audit report refers to the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows “for each of the years in the year ended December 31, 2011.” However the corresponding financial statements included in your Form 20-F include the three years ended December 31, 2011. Please obtain and amend your Form 20-F to include an audit report that covers the periods presented in your financial statements.

Securities and Exchange Commission

December 21, 2012

Response: Please note that we have amended the Form 20-F to include an audit report that covers the periods presented in our financial statements.

Statements of Financial Position, page 7

2.	Please provide your basis for including this separate statement of financial position which differs from the consolidated statements of financial position provided on page 2. Include the specific authoritative accounting reference to support your presentation.

Response: Please note that the Statements of Financial Position on page 7 of the financial statements in the amended Form 20-F has been deleted, as it was inadvertently included in the original Form 20-F

Exhibit 12.1

3.	We note that your certification was signed only by your Principal Executive Officer. Please amend your annual report to include a separate certification for each Principal Executive Officer and Principal Financial Officer as outlined in the Instructions as to Exhibits in Form 20-F. If your Principal Executive Officer is also acting as your Principal Financial Officer, you may include one certification but you should include both of the certifying individual’s titles at the end of the certification.

Response: Please note that we have revised the certification of the Form 20-F to include Mr. Wu as signatory in his capacity as both the Principal Executive Officer and Principal Financial Officer.

Item 15. Controls and Procedures

Management’s report on internal control over financial reporting, page 29

4.	We note that you did not include a report of management’s assessment regarding internal control over financial reporting. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 days to provide the required management’s report on internal control over financial reporting.

Securities and Exchange Commission

December 21, 2012

In performing your evaluation, you may find the following documents helpful:

•	the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:

http://www.sec.gov/rules/final/2007/33-8809.pdf;

•	the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at:

http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at:

(http://www.sec.gov/info/smallbus/404guide.shtml).

Response: Please note that we have amended the Form 20-F to include a report of management’s assessment regarding internal control over financial reporting.

5. In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response: Please note that Item 15 of the Form 20-F has been amended to disclose that the Company’s management has determined that the Company’s disclosure controls and procedures were not effective as of December 31, 2011.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

December 21, 2012

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If any member of the Staff should have any questions regarding the Form 20-F or our response to the Comment Letter, please do not hesitate to contact our legal counsel, Brad Shiffman, Esq. at Blank Rome LLP at 212.885.5442 (fax 917.332.3725) or BShiffman@BlankRome.com.

Sincerely, Galaxy Strategy & Communications Inc.
By: /s/ Qiang Wu
Name: Qiang Wu Title: Chief Executive Officer